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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           LONE STAR INDUSTRIES, INC.
                     -------------------------------------
                           (NAME OF SUBJECT COMPANY)

                           LONE STAR INDUSTRIES, INC.
                     -------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         COMMON STOCK PURCHASE WARRANTS
                     -------------------------------------
                        (TITLE OF CLASSES OF SECURITIES)

                            COMMON STOCK--542290 408
                              WARRANTS--542290 11
                     -------------------------------------
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                               ----------------

                              WILLIAM M. TROUTMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           LONE STAR INDUSTRIES, INC.
                            300 FIRST STAMFORD PLACE
                        STAMFORD, CONNECTICUT 06912-0014
                                 (203) 969-8600
                     -------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                       ON BEHALF OF THE PERSON(S) FILING)

                                WITH A COPY TO:

                             PETER G. SAMUELS, ESQ.
                               PROSKAUER ROSE LLP
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Lone Star Industries, Inc., a Delaware corporation ("Lone Star" or the "Company"). The address of the principal executive offices of the Company is 300 First Stamford Place, Stamford, Connecticut 06912-0014. The title of the classes of equity securities to which this Statement relates is the common stock, par value $1.00 per share (the "Shares"), together with the associated rights to purchase common stock issued pursuant to the Rights Agreement, dated as of November 10, 1994 (the "Rights Agreement") between the Company and Chemical Bank, as Rights Agent (the "Rights"), and the common stock purchase warrants, each representing the right to purchase two Shares, issued pursuant to the Warrant Agreement dated as of April 13, 1994 between the Company and Chemical Bank, as Warrant Agent (the "Warrants" and together with the Shares (and associated Rights) the "Securities"). All references herein to Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement. Unless the context otherwise requires, all references herein to Shares shall include the Rights.

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer by Dyckerhoff Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Parent"), and Level Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on September 3, 1999 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase for cash (i) all of the outstanding Shares at a price of $50.00 per Share, net to the seller in cash (subject to applicable withholding of taxes) and (ii) all of the outstanding Warrants at a price of $81.25 per Warrant, net to the seller in cash (subject to applicable withholding of taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 1999 (the "Offer to Purchase"), and the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule 14D-1.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 2, 1999, among Parent, Purchaser and the Company (the "Merger Agreement"). The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of Securities validly tendered and not withdrawn prior to the expiration date of the Offer shall not be less than a majority of the Shares then outstanding, calculated on a fully diluted basis (the "Minimum Condition").

  Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent; alternatively, the Purchaser may elect to merge the Company with and into the Purchaser (or another wholly owned Subsidiary of Parent). The company surviving the Merger is referred to as the "Surviving Corporation." Upon effectiveness of the Merger, each Share (other than Shares purchased in the Offer or otherwise owned by the Purchaser or by the Company or any of its subsidiaries and dissenting Shares) will be converted into the right to receive $50.00 per Share in cash (the "Merger Consideration") and each Warrant (other than Warrants held in the treasury of the Company, which will be canceled) will remain outstanding and unaffected by the Merger, except that, if the Company is not the Surviving Corporation, each holder of Warrants will have the right to obtain upon the exercise of each Warrant the Merger Consideration in lieu of each Share issuable upon exercise of such Warrant. The terms of the Merger Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference, are summarized below under
Item 3(b) of this Schedule 14D-9.

  Parent and Purchaser have also entered into a Tender Agreement, dated as of September 2, 1999 (the "Tender Agreement"), with certain stockholders of the Company together owning approximately 1,320,870 of the outstanding Shares, pursuant to which such stockholders have agreed to tender their Shares into the Offer upon the terms and subject to the conditions set forth therein. The terms of the Tender Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference, are summarized below under Item 3(b) of this Schedule 14D-9.

  All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such

                                       2
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entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

  According to the Schedule 14D-1, the address of the principal executive offices of Parent is Dyckerhoff Aktiengesellschaft, Biebricher Stra(Beta)e 69, 65203 Wiesbaden, Germany and of Purchaser is Level Acquisition Corp., Ten Post Office Square South, Boston, Massachusetts 02109.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b) Except as described herein, in the Company's Information Statement filed on September 3, 1999 pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), and attached hereto as Annex A and in the Exhibits hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement filed as an exhibit to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that upon the terms and subject to prior satisfaction or waiver (to the extent permitted to be waived) of the conditions of the Offer, the Purchaser will purchase all Securities validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser has the right, in its sole discretion, to modify and make certain changes to the terms and conditions of the Offer.

  The Company's Board of Directors. The Merger Agreement provides that immediately upon the acceptance for payment of and payment for any Securities by Purchaser pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser, subject to compliance with
Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to the increase in the size of such Board pursuant to this paragraph) and (ii) the percentage that the number of votes represented by Shares beneficially owned by Purchaser and its affiliates (including Shares so accepted for payment and purchased and any Warrants so accepted for payment and purchased and converted by Purchaser into Shares) bears to the number of votes represented by Shares then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such Securities the Company will, upon request of Parent and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company's Board of Directors, and the Company will take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company will, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. Notwithstanding the foregoing, the Company will use its best efforts to ensure that, in the event that Purchaser's designees are elected to the Board of Directors of the Company, such Board of

                                       3
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Directors will have, at all times prior to the effective time of the Merger
(the "Effective Time"), at least two directors who are directors on the date of the Merger Agreement and who are not officers or affiliates of the Company (it being understood that for purposes of this paragraph, a director of the Company will not be deemed an affiliate of the Company solely as a result of his status as a director of the Company), Parent or any of their respective subsidiaries (the "Independent Directors"); and provided further, that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever the remaining Independent Director may designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors may designate two persons to fill such vacancies who may not be officers or affiliates of the Parent or any of its subsidiaries (other than the Company), and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company will promptly take all action requested by Parent necessary to effect any such election, including mailing to its securityholders the information required by Section 14(f) of the Exchange Act and Rule 14(f)-1 promulgated thereunder (or, at Parent's request, furnishing such information to Parent for inclusion in the Offer documents initially filed with the Securities and Exchange Commission (the "SEC") and distributed to the securityholders of the Company) as is necessary to enable Parent's designees to be elected to the Company's Board of Directors. Each of Parent and Purchaser will furnish to the Company, and be solely responsible for, any information with respect to itself and its nominees, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors and prior to the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser, any waiver of any material condition to the Company's obligations or any of the Company's rights or other material action by the Company thereunder may be effected only by the action of a majority of the Independent Directors of the Company, which action will be deemed to constitute the action of any committee specifically designated by the Board of Directors of the Company to approve the actions contemplated thereby and the full Board of Directors of the Company; provided that, if there shall be no Independent Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company, except that no such action may amend the terms of the Merger Agreement or modify the terms of the Offer or the Merger in a manner materially adverse to the holders of Securities.

  The Merger. Pursuant to the Merger Agreement and the DGCL, as promptly as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, including the purchase of Securities pursuant to the Offer and the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the "Surviving Corporation") and, as of the Effective Time, an indirect wholly owned subsidiary of Parent. Notwithstanding the foregoing, Parent may elect at any time prior to the time that notice of the meeting of stockholders of the Company to consider approval of the Merger and the Merger Agreement (the "Stockholder Meeting") is first given to the Company's stockholders that instead of merging Purchaser into the Company as hereinabove described to merge the Company into Purchaser or another direct or indirect wholly owned subsidiary of Parent. In such event the parties will execute an appropriate ministerial amendment to the Merger Agreement in order to reflect the foregoing and to provide that Purchaser or such other subsidiary of Parent will be the Surviving Corporation. At the Effective Time, (x) each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries, including Purchaser, and
(iii) stockholders who properly perfect their dissenters' rights under the DGCL, will be converted into the right to receive the Merger Consideration, without interest and (y) each Warrant then outstanding, other than Warrants held by (i) the Company or any of its subsidiaries or (ii) Parent or any of its subsidiaries, including Purchaser, will remain outstanding following, and be unaffected by, the Merger, except that, to the extent provided in Section
10.5 of the Warrant Agreement, from and after the Effective Time each holder of Warrants will have the right to obtain upon the exercise of each Warrant, in lieu of each Share theretofore issuable upon exercise of such Warrant, the Merger Consideration without interest thereon, net to the holder in cash. Purchaser's Certificate of Incorporation will become the Certificate of Incorporation of the Surviving Corporation, and Purchaser's Bylaws will be the Bylaws of the Surviving Corporation.

                                       4
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  Options. The Merger Agreement provides that prior to the date of the Merger
Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof) will adopt appropriate resolutions and take all other actions necessary to provide that (A) effective on the date of the Merger Agreement, no further grants will be made under the Company's Directors Stock Option Plan, dated July 1, 1996 (the "Directors Plan"), the Company's Management Stock Option Plan, dated April 14, 1994 (the "Management Plan") or the Company's 1996 Long Term Incentive Plan (collectively, the "Company Stock Option Plans"), (B) effective at the Effective Time, each outstanding Option, or any other award providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary heretofore granted under any of the Company's Stock Option Plans, whether or not then vested or exercisable, will, at the Effective Time, be canceled, and each holder thereof will be entitled to receive a payment in cash from the Company (the "Cash Payment"), upon cancellation, equal to the product of (x) the total number of Shares subject or related to such Option, whether or not then vested or exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price or purchase price, as the case may be, per Share subject or related to such Option, each such Cash Payment to be paid to each holder of an outstanding Option upon cancellation. Except as specifically set forth in this paragraph, the Company Stock Option Plans (and any benefit plan or other plan, program or arrangement) providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary will terminate as of the Effective Time. Within 5 business days of the date of the Merger Agreement, the Company will obtain the consent of each of the holders of the Options as is necessary to effectuate the transactions contemplated by this paragraph. Notwithstanding anything to the contrary contained in the Merger Agreement, payment will, at Parent's request, be withheld in respect of any Option until all necessary consents are obtained, and in any event all such consents, if any, must be obtained prior to Purchaser's acceptance for payment of any Securities pursuant to the Offer. Effective on the date of the Merger Agreement, the Company amended the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") to provide (A) that no individual eligible to participate in the Stock Purchase Plan will be permitted to increase the rate or level of his or her participation in the Stock Purchase Plan (including without limitation changing the amount of his or her contributions to the Stock Purchase Plan or enrolling to participate in the Stock Purchase Plan following the date of the Merger Agreement), (B) no further purchases of Securities shall occur pursuant to the Stock Purchase Plan after the date immediately preceding the date that Securities are first purchased pursuant to the Offer and (C) effective on the date that Securities are first purchased pursuant to the Offer, the Stock Purchase Plan shall terminate.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capitalization, authority to enter into the Merger Agreement, the absence of certain changes, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, financial statements, filings with the Commission, disclosures in proxy statements and tender offer documents, absence of certain changes or events, litigation, insurance, labor and employment matters, employee benefit plans, tax matters, compliance with applicable laws, Year 2000 compliance, brokers' and finders' fees, environmental matters, material contracts, applicability of state takeover statutes, undisclosed liabilities, title to properties, insurance, indemnification claims, excess parachute payments, termination agreements, deductions under Section 162(m) of the Code, the vote required to approve the Merger Agreement and its receipt of the opinion of Merrill Lynch & Co., financial advisor to the Company, with respect to the Offer and the Merger (the "Financial Advisor Opinion.")

  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which Parent or Purchaser or their assets may be subject, financing, disclosures in proxy statements and tender offer documents and brokers' and finders' fees.

  Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by Parent, it will and will cause each of its subsidiaries to (i) operate its business in the usual and ordinary course

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consistent with past practices; (ii) use its reasonable efforts to preserve intact its business organization, maintain its rights and franchises, retain the services of its respective key employees and maintain its relationships with its respective customers and suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time; (iii) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and (iv) use its reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

  Except as set forth in the disclosure schedules to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Parent (which consent will not be unreasonably withheld or delayed), from the date of the Merger Agreement until the Effective Time, it will not, and will not permit any of its subsidiaries to (a) (i) increase the compensation (or benefits) payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice; (ii) grant any severance or termination pay (other than pursuant to the severance policy or practice of the Company or its subsidiaries as disclosed in the disclosure schedules to the Merger Agreement and in effect on the date of the Merger Agreement) to, or enter into or amend in any material respect any employment or severance agreement with, any employee; (iii) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or any benefit plan of the Company or any commonly controlled entity; or (iv) take any action to accelerate any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or benefit plan of the Company or any commonly controlled entity; provided that the Company may amend the Company Stock Option Plans to accelerate the vesting of any unvested Options and to permit employees and directors to tender any shares acquired upon exercise of any Option into the Offer in accordance with the terms of the Merger Agreement; (b) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for (i) dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company and (ii) regular quarterly cash dividends by the Company consistent with past practices (including as to declaration, record and payment dates) in no event to exceed $0.05 per Share per fiscal quarter;
(c) redeem, purchase or otherwise acquire, or offer or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (i) any such acquisition by the Company or any of its wholly owned subsidiaries directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary, or (ii) any purchase, forfeiture or retirement of shares or the Options occurring pursuant to the terms (as in effect on the date of the Merger Agreement) of any existing benefit plan of the Company or any of its subsidiaries, in a manner otherwise consistent with the terms of the Merger Agreement; (d) effect any reorganization or recapitalization; or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests; (e) offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for (or accelerate any right to convert or exchange securities for) any shares of capital stock of, or other equity interest in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any voting company debt or other voting securities of, the Company or any of its subsidiaries, or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than issuances of Shares upon the exercise of the Options and Warrants outstanding at the date of the Merger Agreement in accordance with the terms thereof (as in effect on the date of the Merger Agreement); (f) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets of any other person (other than the purchase of

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assets from suppliers or vendors in the ordinary course of business and consistent with past practice); (g) sell, lease, exchange or otherwise dispose of, or grant any lien with respect to, any of the properties or assets of the Company or any of its subsidiaries that are, individually or in the aggregate, material to the business of the Company and its subsidiaries, except for dispositions of excess or obsolete assets and sales of inventories in the ordinary course of business and consistent with past practice; (h) propose or adopt any amendments to its certificate of incorporation or bylaws or other organizational documents; (i) effect any change in any accounting methods, principles or practices in effect as of December 31, 1998 affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required by a change in generally accepted accounting principles; (j) (i) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any such indebtedness or debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company; (k) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company's filings and reports under the Exchange Act filed and publicly available prior to the date of the Merger Agreement or incurred since the date of such financial statements in the ordinary course of business consistent with past practice; (l) settle the terms of any material litigation affecting the Company or any of its subsidiaries; (m) make any tax election except in a manner consistent with past practice, change any method of accounting for tax purposes, or settle or compromise any material tax liability; (n) make or agree to make any new capital expenditures which individually are in excess of $1,000,000 or which in the aggregate are in excess of $3,000,000 except in accordance with the Company's budget; or (o) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in the Merger Agreement untrue or incorrect or cause any condition set forth under "--Conditions to the Offer" to occur or any condition under "--Conditions to the Merger" to be unsatisfied.

  No Solicitation. In the Merger Agreement, the Company has agreed that from and after the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, the Company and its subsidiaries will not, and the Company will use its reasonable best efforts to cause their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate, any inquiries or the making or submission of any Acquisition Proposal (as defined herein) or enter into or maintain or continue discussions or negotiate with any person or group in furtherance of such inquiries or to obtain or induce any person or group to make or submit an Acquisition Proposal or agree to or endorse any Acquisition Proposal or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person or group to do or seek any of the foregoing or authorize any of its officers, directors or employees or any of its subsidiaries or affiliates or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any of its subsidiaries to take any such action; provided, however, that nothing contained in the Merger Agreement prohibits the Company or the Board of Directors of the Company from, prior to the earlier to occur of payment for the Securities pursuant to the Offer or adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, (i) furnishing information to or (ii) entering into discussions or negotiations with any person or entity that makes an unsolicited written Acquisition Proposal, if, and only to the extent that (x) in each case referred to in (i) and (ii) above, the Board of Directors of the Company, with the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that the failure to do so would result in a breach of the fiduciary duty of the Board of Directors of the Company to stockholders of the Company under applicable law and (y) in the case referred to in (ii), the Board of Directors of the Company determines in good faith that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal and (z) prior to taking such action the Company (A) delivers to Parent and Purchaser the notice required pursuant to the Merger Agreement stating that it is taking such action and (B) receives from such person or group an executed confidentiality agreement that is not, in any material respect, less restrictive (including in respect of confidentiality and standstill restrictions) as to such person or entity than the confidentiality agreement dated July 8, 1999 between Parent and the Company.

  Except as expressly permitted by the Merger Agreement, neither the Board of Directors of the Company nor any committee thereof will (i) withdraw, modify or fail to make, or propose to withdraw, modify or fail to make its approval or recommendation of the Offer or the Merger or of the Merger Agreement, the Tender Agreement, and the other transactions contemplated by the Merger Agreement and the Tender Agreement (the "Transactions"), (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (iii) take any action to render the provisions of any anti-takeover statute, rule or regulation (including Section 203 of the DGCL) inapplicable to any person (other than Parent, Purchaser or their affiliates) or group or to any Acquisition Proposal or redeem the Rights or otherwise modify the Rights Agreement to facilitate any Acquisition Proposal or purchase of Shares by any Person other than Parent and Purchaser, or (iv) cause the Company to accept such Acquisition Proposal and/or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal; provided, however, that prior to the earlier to occur of acceptance for payment of Securities pursuant to the Offer or adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, the Board of Directors of the Company may terminate the Merger Agreement if, and only to the extent that
(A) such Acquisition Proposal is a Superior Proposal, (B) the Board of Directors of the Company, with the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that the failure to do so would result in a breach of the fiduciary duty of the Board of Directors of the Company to the stockholders of the Company under applicable law, (C) the Company shall, prior to or simultaneously with the taking of such action, have paid or pay to Parent or Purchaser or their designee the Termination Fee (as defined below), (D) the Company is not in material breach of the provisions of the Merger Agreement relating to the solicitation and negotiation of Acquisition Proposals which material breach has resulted in a Superior Proposal, and (E) the Company shall have complied with its obligations relating to termination of the Merger Agreement in this situation.

  In addition to the obligations of the Company set forth in the two preceding paragraphs above, the Company agreed to promptly advise Parent of any request for information or the submission or receipt of any Acquisition Proposal, or any inquiry with respect to or which could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such request, Acquisition Proposal or inquiry and its response or responses thereto. The Company agreed to keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. The Company also agreed to immediately cease and cause to be terminated any then-existing activities, discussions or negotiations with any parties conducted prior to execution of the Merger Agreement with respect to any of the foregoing.

  "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of the Company and its subsidiaries, taken as a whole, or of any Material Business (as defined herein) or of any subsidiary or subsidiaries responsible for a Material Business in a single transaction or series of related transactions; (iii) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in any person or group beneficially owning more than 15% of the outstanding shares of any class of equity securities of the Company or its subsidiaries or the filing of a registration statement under the Securities Act in connection therewith; (iv) any acquisition of 15% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith or any other acquisition or disposition the consummation of which would prevent or materially diminish the benefits to Parent of the Merger; or (v) any public announcement by the Company or any third party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction, for at least a majority of the shares, on a fully diluted basis, or at least 51% of the consolidated assets of the Company, which the Board of Directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be superior to the Company's stockholders (taking into account any changes to the terms of the Merger Agreement and the Offer that have been proposed by Parent in response to such proposal) and to be more favorable to the Company and the Company's stockholders (taking into account relevant considerations, including relevant legal, financial, regulatory and other aspects of such proposal and the third party making such proposal and the conditions and prospects for completion of such proposal) than the Offer, the Merger and the other Transactions taken as a whole. "Material Business" means any business (or the assets needed to carry out such business) that contributed or represented 15% or more of the net sales, the net income or the assets (including equity securities) of the Company and its subsidiaries taken as a whole, or the Company's interest in a particular joint venture.

  The Merger Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if the Board of Directors of the Company, with the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that the failure to take such action would result in a breach of the fiduciary duty of the Board of Directors to the stockholders of the Company under applicable law; provided that neither the Board of Directors of the Company nor any committee thereof withdraws or modifies, or proposes to withdraw or modify, the approval or recommendation of the Board of Directors of the Company of the Offer or the Merger or approves or recommends, or publicly proposes to approve or recommend, an Acquisition Proposal unless the Company and the Board of Directors of the Company have complied in all material respects with all the provisions of the Merger Agreement relating to the solicitation and negotiation of Acquisition Proposals.

  Indemnification. In the Merger Agreement, Purchaser has agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of the Merger Agreement in favor of the current or former directors or officers, employees and agents of the Company and its subsidiaries as provided in their respective certificates of incorporation, bylaws or certain specified agreements as in effect on the date of the Merger Agreement will survive the Merger and will continue in full force and effect in accordance with their terms for a period of six years from the Effective Time. Parent will cause to be maintained, if available, for a period of six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy and fiduciary liability policy (the "D&O Insurance") (provided that Parent may substitute therefor, at its election, policies or financial guarantees with the same carriers or other reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous than the existing D&O Insurance) to the extent that such insurance policies provide coverage for events occurring prior to the Effective Time for all persons who are directors and officers of the Company on or prior to the date of the Merger Agreement, so long as the annual premium to be paid by the Company after the date of the Merger Agreement for such D&O Insurance during such six-year period would not exceed 200% of the annual premium as of the date of the Merger Agreement. If, during such six-year period, such insurance coverage cannot be obtained at all or can only be obtained for an amount in excess of 200% of the annual premium therefor as of the date of the Merger Agreement, Parent will use reasonable best efforts to cause insurance coverage to be obtained for an amount equal to 200% of the current annual premium therefor, on terms and conditions substantially similar to the existing D&O Insurance.

  Employee Plans and Benefits and Agreements. In the Merger Agreement, the Surviving Corporation agreed, from and after the Effective Time, to honor in accordance with their terms (i) all existing employment, change of control agreements and other arrangements between the Company or any of its subsidiaries and any current or former officer of the Company or any of its subsidiaries which are specifically disclosed on the disclosure schedule to the Merger Agreement, (ii) with respect to all employees and directors of the Company, all benefits or other amounts earned or accrued through the Effective Time under the benefit plans disclosed in the disclosure schedule to the Merger Agreement and (iii) certain obligations relating to retiree medical benefits.

  For a period of not less than one year following the Effective Time, the Company and the Surviving Corporation, as the case may be, will establish or maintain a compensation structure and benefit plans for former employees of the Company (other than its officers and/or directors) who remain employees of the Surviving Corporation ("Transferred Employees") with terms that, in the aggregate, are substantially comparable to the compensation structure and benefit plans currently in place for such employees; provided that Parent, Purchaser, the Company and/or the Surviving Corporation do not have any obligation to (i) include any individual in any stock option or other equity-based compensation or benefit plan or arrangement, (ii) include any such Transferred Employee in any benefit plan of Parent or any related entity or
(iii) provide any individual with benefits resulting from any change of control of Parent, the Company or the Surviving Corporation that occurs after the Effective Time; provided further that the Company or the Surviving Corporation, as the case may be, will honor certain specified severance plans. From and after the Effective Time, for eligibility and vesting purposes (but not for benefit accrual purposes) under any severance, welfare, pension or other benefit plan or arrangement sponsored by the Company and/or the Surviving Corporation, as the case may be, that are made available to Transferred Employees, service with the Company and/or the Surviving Corporation, as the case may be (whether before or after the Effective Time) will be credited as if such services had been rendered to Parent or any related entity.

  Reasonable Best Efforts. In the Merger Agreement, subject to the terms and conditions thereof, each of the parties thereto has agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as soon as reasonably practicable the transactions contemplated by the Merger Agreement and the Tender Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement and the Tender Agreement, the proper officers and directors of each party to the Merger Agreement and the Tender Agreement will take all such necessary action. Such reasonable best efforts include, without limitation, (i) using such efforts to obtain all necessary consents, approvals or waivers from third parties and any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") necessary to the consummation of the transactions contemplated by the Merger Agreement and the Tender Agreement and (ii) opposing vigorously any litigation or administrative proceeding relating to the Merger Agreement or the Tender Agreement, including, without limitation, promptly appealing any adverse court or agency order. Notwithstanding the foregoing or any other provisions contained in the Merger Agreement and the Tender Agreement to the contrary, (i) neither Parent nor the Company nor any of their respective affiliates will be under any obligation of any kind to enter into any negotiations or to otherwise agree with or litigate against any Governmental Entity, including but not limited to any governmental or regulatory authority with jurisdiction over the enforcement of any applicable Federal, state, local and foreign antitrust, competition or other similar laws and (ii) neither Parent or any of its affiliates will be under any obligation to otherwise agree with any Governmental Entity or any other party to sell or otherwise dispose of, agree to any limitations on the ownership or control of, or hold separate (through the establishment of a trust or otherwise) particular assets or categories of assets or businesses of any of the Company, its subsidiaries, Parent or any of Parent's affiliates.

  Pursuant to the Merger Agreement, the Company and its Board of Directors will (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement, the Tender Agreement or any of the other transactions contemplated by the foregoing and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, the Merger Agreement, the Tender Agreement or any other transactions, take all action necessary to ensure that the Offer, the Merger and the other transactions, including the transactions contemplated by the Merger Agreement and the Tender Agreement, may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and the Tender Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions.

  Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Merger Agreement provides that the Company will not terminate, amend, modify or waive any provision of any confidentiality or standstill or similar agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent). Subject to the foregoing, during such period, the Company agrees to enforce and agrees to permit Parent and Purchaser to enforce on its behalf and as third party beneficiaries thereof, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court or other tribunal having jurisdiction. In addition, the Company waived any rights the Company may have under any standstill or similar agreements to object to the transfer to Purchaser of all Securities held by securityholders covered by such standstill or similar agreements and agreed not to consent to the transfer of any Securities held by such securityholders to any other person unless (i) the Company has obtained the specific, prior written consent of Parent with respect to any such transfer or (ii) the Merger Agreement has been terminated in accordance with the provisions set forth in "--Termination."

  Stockholder Meeting. The Merger Agreement provides that, to the extent required by applicable law, the Company will promptly after consummation of the Offer take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene a meeting of the stockholders of the Company to consider and vote on the Merger and the Merger Agreement. At such stockholder meeting, all of the Shares then owned by Parent, Purchaser or any other subsidiary of Parent will be voted to approve the Merger and the Merger Agreement. The Board of Directors of the Company will recommend that the Company's stockholders vote to approve the Merger and the Merger Agreement if such vote is sought, will use its best efforts to solicit from stockholders of the Company proxies in favor of the Merger and will take all other action in its judgment necessary and appropriate to secure the vote of stockholders required by the DGCL to effect the Merger.

  Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the then outstanding Shares, at the request of Purchaser, the parties to the Merger Agreement will take all necessary and appropriate action to effect the Merger as a "short-form" merger without a meeting of the stockholders of the Company.

  Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (i) if required by the DGCL, the Merger Agreement will have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law; and (ii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

  Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time (notwithstanding approval thereof by the stockholders of the Company) prior to the Effective Time:

    (a) by mutual written consent duly authorized by the Boards of Directors of the Company, Parent and Purchaser;

    (b) by Parent, Purchaser or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree or ruling or other action is or shall have become nonappealable;

    (c) by Parent or Purchaser if due to the occurrence and continued existence of any of the conditions to the Offer, Purchaser shall have (i) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (ii) terminated the Offer without purchasing any securities pursuant to the Offer or (iii) failed to accept for payment Securities pursuant to the Offer prior to November 30, 1999;

    (d) by the Company (i) if there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company, and Purchaser shall have (A) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (B) terminated the Offer without purchasing any Securities pursuant to the Offer, or (C) failed to accept for payment Securities pursuant to the Offer prior to November 30, 1999; provided further that the applicable date pursuant to this clause (C) shall also be extended to the extent that the four business day notice period in clause (ii)(y) below is applicable and has not yet expired and also to the extent the expiration date of the Offer is required to be extended by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to any modifications to the Offer by Purchaser in response to the Superior Proposal which gave rise to the notice period in clause (ii)(y) below, or (ii) prior to the purchase of Securities pursuant to the Offer, concurrently with the execution of an Acquisition Agreement under the circumstances permitted by the provisions described under "--No Solicitation" in connection with a Superior Proposal, provided that such termination under this clause (ii) will not be effective unless (x) the Company and its Board of Directors shall have complied in all material respects with their obligations under the provisions described under "--No Solicitation" in connection with such Superior Proposal and the Company has paid the Termination Fee and (y) the Company provides Parent and Purchaser with at least four business days' written notice prior to terminating the Merger Agreement, which notice is accompanied by (1) a copy of the proposed Acquisition Agreement with respect to the Superior Proposal that the Company proposes to accept and (2) the Company's written certification that it has made the determinations with respect to such Superior Proposal set forth in clauses (A) and (B) of the proviso in the second paragraph under "--No Solicitation" and the representation that the Company will, in the absence of any other superior Acquisition Proposal, execute such Acquisition Agreement unless Parent or Purchaser modifies the Offer or the Merger Agreement such that the Company's Board of Directors reasonably believes in good faith after consultation with its independent legal counsel and financial advisors that the Offer and the Merger (as so modified) are at least as favorable as such Superior Proposal;

    (e) by Parent or Purchaser prior to the purchase of Securities pursuant to the Offer, if (i) any representations or warranties of the Company (without reference to any materiality qualifications therein) contained in the Merger Agreement shall not be true and correct at any time prior to the acceptance for payment of Securities pursuant to the Offer, except where the failure to be true and correct would not have a Material Adverse Effect (as defined below) on the Company (other than to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall not be true and correct as of such date except where the failure to be true and correct would not have a Material Adverse Effect on the Company), or (ii) the Company shall not have performed and complied with, in all material respects (without reference to any materiality qualifications therein), each material covenant or agreement contained in the Merger Agreement and required to be performed or complied with by it, and which breach, in the case of clause (i) and (ii) above, shall not have been cured prior to the earlier of (A) fifteen days following notice of such breach and (B) two business days prior to the date on which the Offer expires, provided, however, (x) that in the event of a material breach of the provisions described under""--No Solicitation" the Company will have three days following notice of such breach in order to cure and (y) in the event of a willful or intentional breach Parent and Purchaser may immediately terminate this Agreement, provided further there will be no right to cure breaches which are non-curable, or (iii) the Board of Directors of the Company or any committee thereof shall have withdrawn, or modified, amended or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger, any of the Transactions or the Merger Agreement, or shall have approved or recommended to the Company's stockholders an Acquisition Proposal or any other acquisition of Securities other than the Offer and the Merger, or shall have adopted any resolutions to effect any of the foregoing or the Company shall have taken action to redeem the Rights or otherwise modify the Rights Agreement to facilitate an Acquisition Proposal or purchase of Securities by any person other than Parent or Purchaser, or
  (iv) Merrill Lynch shall have withdrawn, or modified or qualified in any manner adverse to Parent or Purchaser, the Financial Advisor Opinion;

    (f) by the Company prior to the purchase of any Securities pursuant to the Offer if (i) there shall have been a material breach of any representation or warranty in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects (or materially delays) the consummation of the Offer or (ii) Parent or Purchaser shall not have performed or complied with, in all material respects (without reference to any materiality qualifications therein), each covenant or agreement contained in the Merger Agreement and required to be performed or complied with by them, and such breach materially adversely affects (or materially delays) the consummation of the Offer, and which breach, in the case of clause (i) and clause (ii) above, shall not have been cured prior to the earlier of (A) 10 days following notice of such breach and (B) two business days prior to the date on which the Offer expires; provided, however, that Parent and Purchaser shall have no right to cure such breach and the Company may immediately terminate the Merger Agreement in the event that such breach by Parent or Purchaser was willful or intentional, provided further there shall be no right to cure breaches which are noncurable; or

    (g) by Parent or Purchaser prior to the purchase of Securities pursuant to the Offer if any person or group (which includes a "person" or "group" as such terms are defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser, or any of their affiliates, shall have acquired beneficial ownership of more than 51% of the Shares outstanding or shall have consummated or entered into a definitive agreement with the Company with respect to an Acquisition Proposal, or consummates an Acquisition Proposal pursuant to a definitive agreement with the Company.

  In the event of the termination and abandonment of the Merger Agreement pursuant to the provisions set forth under "--Termination" above, the Merger Agreement, except for certain enumerated provisions, will become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or stockholders. Nothing in this provision will relieve any party to the Merger Agreement of liability for breach of the Merger Agreement.

  Termination Fee. Except as provided below, the Merger Agreement provides that all fees and expenses incurred by the parties to the Merger Agreement will be borne solely and entirely by the party which has incurred such fees and expenses.

  If:

    (i) Parent or Purchaser terminates the Merger Agreement pursuant to paragraph (c) under "--Termination" or the Company terminates pursuant to clause (d)(i) under "--Termination", in either case due to a failure to achieve the Minimum Condition and Parent and Purchaser are not in material breach of the Merger Agreement, Parent or Purchaser terminates pursuant to paragraph (c) under "--Termination" because of the occurrence and continued existence of the conditions set forth in paragraphs (a) or (b) of "-- Conditions to the Offer" or Parent or Purchaser terminates pursuant to clauses (e)(i) or (ii) under Termination", in each case set forth in this clause (i), in circumstances when, prior to such termination any third party shall have acquired beneficial ownership of 51% or more of the outstanding Shares or made or consummated or announced an intention to make or consummate an Acquisition Proposal for 51% or more of the consolidated assets of the Company or a majority of the outstanding Shares of the Company (or with respect to any such proposal that may be existing on the date hereof, not withdrawn such Acquisition Proposal), and, in the case of such an Acquisition Proposal which has not been consummated prior to such termination, within 12 months thereafter such Acquisition Proposal (or, in the case Parent or Purchaser terminates the Merger Agreement pursuant to paragraph (c) under "--Termination" due to a failure to achieve the Minimum Condition, any other Acquisition Proposal for 51% or more of the consolidated assets of the Company or a majority of the outstanding Shares of the Company) has been consummated for consideration per Share higher than the per Share consideration in the Offer or for an aggregate consideration, including the retention of any equity by shareholders, of more than the aggregate consideration of the Offer and the Merger;

    (ii) Parent or Purchaser terminates the Merger Agreement pursuant to clauses (e)(iii) or (iv) under""--Termination", pursuant to paragraph (c) under "--Termination" because of the occurrence and continued existence of the conditions set forth in paragraphs (g) or (i) of "--Conditions to the Offer", pursuant to paragraph (g) under "-- Termination", because of a material breach of the provisions described under "--No Solicitation", or a willful or intentional breach of the Company's covenants and agreements which materially interferes with the consummation of the Transactions;

    (iii) the Company terminates the Merger Agreement pursuant to clause
  (d)(ii) under "--Termination"; or

    (iv) the Company terminates the Merger Agreement pursuant to paragraph
  (f) under "--Termination" in circumstances when Parent or Purchaser shall also have the right to terminate the Merger Agreement in the circumstances where Parent or Purchaser would have been entitled to a Termination Fee pursuant to clauses (i) or (ii) above;

then, in each case, the Company will pay to Parent, within one business day following the date on which Parent becomes entitled to a Termination Fee (or earlier, if applicable), a fee (a "Termination Fee"), in cash, equal to $42,250,000; provided that the Company in no event shall be obligated to pay more than one such Termination Fee with respect to all such agreements and occurrences and such termination. Any payment required to be made pursuant to these provisions shall be made to Parent by wire transfer of immediately available funds to an account designated by Parent. These provisions will not, subject to the following paragraph, derogate from any rights or remedies which Parent, Purchaser or the Company may possess under the Merger Agreement or the Tender Agreement or under applicable law, as the case may be, including with respect to any breach of the representations, warranties, agreements or covenants contained in the Merger Agreement, provided that, notwithstanding the foregoing, the Termination Fee shall be the sole and exclusive remedy of Parent unless the Parent elects to forego the Termination Fee in such circumstances and pursue other rights and remedies in such circumstances.

  If the Merger Agreement is terminated by Parent or Purchaser pursuant to the provisions set forth in paragraph (c) under "--Termination" because of the occurrence and continued existence of the conditions set forth in paragraph
(a) of "--Conditions to the Offer" or pursuant to the provisions set forth in clause (e)(i) under "--Termination" and the condition does not result from a willful breach, promptly upon demand the Company shall reimburse Parent and Purchaser for all their reasonable documented out-of-pocket fees and expenses incurred by Parent, Purchaser and their respective affiliates in connection with the Merger Agreement, the Offer, the Merger, the Tender Agreement and the other Transactions, including all such fees and expenses of counsel, accountants, investment bankers, experts and consultants to each of Parent and Purchaser and their respective affiliates, commitment and other reasonable documented fees and expenses payable to financing sources and the expenses of the preparation, printing, filing and mailing of the Offer documents and any other related costs and expenses (the "Expenses"). Other than as provided in the enforcement provisions of the Merger Agreement, payment of Expenses shall be the sole and exclusive remedy of Parent and Purchaser for such a breach, provided that Purchaser shall also be entitled to a Termination Fee to the extent clause (i) under "--Termination Fee" is applicable to the termination (in which event the payment of Expenses shall be returned).

  For purposes of the provisions under "--Termination Fee", "willful" shall mean that the Merger Agreement is terminated as a result of one or more representations and warranties in the Merger Agreement not being true when made and one or more of the persons listed on the disclosure schedules to the Merger Agreement had knowledge at that time of events, facts, circumstances or conditions not disclosed in the Merger Agreement which caused such representations and warranties to be false or misleading.

  Conditions to the Offer. Notwithstanding any other provision of the Offer but subject to the terms and conditions of the Merger Agreement, in addition to (and not in limitation of) Purchaser's rights pursuant to the Merger Agreement to extend and amend the Offer at any time, in its sole discretion, to the extent permitted by the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to Rule 14e-1(c) of the Exchange Act, pay for and may delay the acceptance for payment of or, subject to Rule 14e-1(c) of the Exchange Act, the payment for, any Securities not theretofore accepted for payment or paid for, and Purchaser may terminate or amend the Offer if (i) a number of Securities representing at least a majority of the Fully Diluted

Shares shall not have been validly tendered and not withdrawn immediately prior to the expiration of the Offer, or (ii) at any time on or after the date of the Merger Agreement and prior to the time of acceptance of such Securities for payment or the payment therefor, any of the following conditions has occurred and continues to occur:

    (a) any representation and warranty of the Company in the Merger Agreement (without reference to any materiality qualifier therein other than the representations and warranties in the Merger Agreement concerning capitalization, which must be true and correct in all material respects) shall not be true and correct as of such time, except where the failure to be so true and correct (other than the representations and warranties in the Merger Agreement concerning capitalization) would not have a Material Adverse Effect on the Company (other than to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall not be true and correct as of such date, except where the failure to be so true and correct would not have a Material Adverse Effect on the Company) and which breach shall not have been cured prior to the earlier of (i) fifteen days following notice of such breach and (ii) two business days prior to the date on which the Offer expires; provided, however, that the Company shall have no right to cure such breach in the event that such breach by the Company was willful or intentional, provided further, there shall be no right to cure breaches which are non-curable;

    (b) the Company shall not have performed and complied with, in all material respects (without reference to any materiality qualifications therein), each covenant or agreement contained in the Merger Agreement and required to be performed or complied with by it and which breach shall not have been cured prior to the earlier of (i) fifteen days following notice of such breach and (ii) two business days prior to the date on which the Offer expires; provided, however, (x) that in the event of a material breach of a provision set forth under "--No Solicitation", the Company shall have three days following notice of such breach in order to cure and
  (y) in the event of a willful or intentional breach Parent and Purchaser may immediately terminate the Merger Agreement, provided further, there shall be no right to cure breaches which are non-curable;

    (c) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange (excluding any coordinated trading halt triggered as a result of a specified decrease in a market index) related to market conditions, (ii) any extraordinary adverse change in the financial markets in the United States or the Federal Republic of Germany, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Federal Republic of Germany by any Governmental Entity, (iv) any material mandatory limitation by any Governmental Entity on the extension of credit by banks or other lending institutions, or (v) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or the Federal Republic of Germany;

    (d) any applicable waiting period under the HSR Act shall not have expired or been terminated or there shall be threatened or pending any suit, action, investigation or proceeding by any Governmental Entity, or pending any suit by any other person which has a reasonable possibility of success, (i) challenging the acquisition by Parent or Purchaser of any Securities, seeking to make illegal, materially delay, make materially more costly or otherwise directly or indirectly restrain or prohibit the making or consummation of the Offer and the Merger or the performance of any of the other Transactions or seeking to obtain from the Company, Parent or Purchaser any damages that are material in relation to the Company and its subsidiaries taken as whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries or affiliates of any of the businesses or assets of the Company, Parent or any of their respective subsidiaries or affiliates, or to compel the Company, Parent or any of their respective subsidiaries or affiliates to dispose of or hold separate any of the businesses or assets of the Company, Parent or any of their respective subsidiaries or affiliates, as a result of the Offer, the Merger or any of the other Transactions, (iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Securities accepted for payment pursuant to the Offer including, without limitation, the right to vote the Shares accepted for payment by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries or affiliates from effectively controlling in any material respect the business or operations of the Company or its subsidiaries, (v) requiring divestiture by Purchaser or any of its affiliates of any Securities or (vi) which otherwise is reasonably likely to have a Material Adverse Effect on the Company or Parent;

    (e) there shall be any statute, rule, regulation, judgment, order or injunction (including with respect to competition or antitrust matters) threatened, proposed or sought (which in each case Parent believes in good faith is reasonably likely to become effective), enacted, entered, enforced, promulgated or issued with respect to or deemed applicable to, or any consent or approval withheld with respect to (i) Parent, the Company or any of their respective subsidiaries or affiliates or (ii) the Offer or the Merger or any of the other Transactions by any Governmental Entity or court, that has resulted or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) though
  (v) of paragraph (d) above;

    (f) since the date of the Merger Agreement there shall have occurred any events, changes, effects or developments that, individually or in the aggregate, have had or are reasonably likely to have, a Material Adverse Effect on the Company;

    (g) (1) the Board of Directors of the Company or any other committee thereof shall have (i) withdrawn, or modified, amended or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger, any of the other Transactions or the Merger Agreement, (ii) approved or recommended to the Company's stockholders an Acquisition Proposal or any other acquisition of Securities other than the Offer and the Merger or (iii) adopted any resolution to effect any of the foregoing, or the Company shall have taken action to redeem the Rights or otherwise modify the Rights Agreement to facilitate an Acquisition Proposal or purchase of Securities by any person other than Parent or Purchaser or (2) Merrill Lynch shall have withdrawn, or modified or qualified in any manner adverse to Parent or Purchaser, the Financial Advisor Opinion;

    (h) the Merger Agreement shall have been terminated in accordance with its terms; or

    (i) any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser, any of their affiliates, or any group of which any of them is a member, shall have acquired beneficial ownership of more than 51% of the Shares or shall have consummated or entered into a definitive agreement with the Company with respect to an Acquisition Proposal.

  The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition and, subject to certain limitations described in Section 1.1 of the Merger Agreement, may be waived by Purchaser or Parent, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser or Parent. The failure by Purchaser or Parent or any of their respective affiliates at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

  "Material Adverse Effect" shall mean any change or effect that is (after giving effect to any appropriate reserves for such matter on the financial statements included in the Company's filings and reports under the Exchange Act filed and publicly available prior to the date of the Merger Agreement) materially adverse to the business, results of operations, assets, liabilities or financial condition of the Company and its subsidiaries, taken as a whole, or any event, matter, condition or effect which precludes the Company from performing its obligations under the Merger Agreement or the consummation of the Transactions; provided, however, that in determining whether there has been a Material Adverse Effect, any adverse effect directly attributable to the following shall be disregarded: (i) general economic or business conditions; (ii) general industry conditions; (iii) the taking of any action permitted or required by the Merger Agreement or the Tender Agreement; (iv) the announcement or pendency of the Offer, the Merger or any of the other Transactions; (v) the breach by Parent or Purchaser of the Merger Agreement; and (vi) a decline in the Company's stock price (provided, however, that any adverse effect attributable to the factors identified in clause (i) or
(ii) above shall not be disregarded to the extent that the impact on the Company is greater than that on similarly situated companies).

Tender Agreement

  The following is a summary of certain provisions of the Tender Agreement. This summary is not a complete description of the terms and conditions of the Tender Agreement and is qualified in its entirety by reference to the Tender Agreement filed as an exhibit to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Tender Agreement.

  Pursuant to the Tender Agreement, certain stockholders of the Company (each, a " Certain Securityholder") agreed that such Certain Securityholder will validly tender (or cause the record owner of such shares to validly tender) and sell pursuant to and in accordance with the terms of the Offer not later than the tenth business day after commencement of the Offer (or the earlier of the expiration date of the offer and the tenth business day after such Shares or Warrants, as the case may be, are acquired by such Certain Securityholder if the Certain Securityholder acquires Securities after the date of the Tender Agreement), or, if the Certain Securityholder has not received the Offer Documents by such time, within two business days following receipt of such documents, all of the then outstanding Securities beneficially owned by such Certain Securityholder (including the Securities outstanding as of the date of the Tender Agreement and set forth in the Tender Agreement opposite such Certain Securityholder's name). Subject to the terms of the Tender Agreement, upon the purchase by Purchaser of all of such then outstanding Securities beneficially owned by such Certain Securityholder pursuant to the Offer in accordance with this the Tender Agreement, the Tender Agreement will terminate as it relates to such Certain Securityholder. Each Certain Securityholder acknowledges that Purchaser's obligation to accept for payment and pay for the Securities tendered in the Offer is subject to all the terms and conditions of the Offer and the Merger Agreement.

  The Tender Agreement will terminate as to any Certain Securityholder upon the earlier of (a) the purchase of all the Securities beneficially owned by such Certain Securityholder pursuant to the Offer in accordance with the provisions in the Tender Agreement setting forth how to tender the Securities and (b) the date the Merger Agreement is terminated in accordance with its terms.

Confidentiality Agreement

  The following is a summary of certain provisions of the Confidentiality Agreement entered into on July 8, 1999 by Parent and the Company (the "Confidentiality Agreement"). This summary is not a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings set forth in the Confidentiality Agreement.

  Pursuant to the terms of the Confidentiality Agreement that Parent and an affiliate and the Company entered into on July 8, 1999, the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. In addition, Parent has agreed in the Confidentiality Agreement to certain restrictions on its ability to acquire, or offer to acquire, Shares or take certain other actions, subject to certain exceptions with respect to third party offers to purchase Shares.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation. The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement and the Offer and has determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and Warrant holders and unanimously recommends that stockholders and Warrant holders accept the Offer and tender their Securities to Purchaser pursuant to the Offer.

  A copy of a letter to the Company's stockholders communicating the Board's recommendation is filed as an Exhibit hereto and is incorporated herein by reference.

  (b)(1) Background.

  In May 1996, the Company issued a press release stating that it had received and turned down a proposal regarding a business combination with another company which proposal the Company did not believe maximized shareholder value. The Company indicated that it was continuing to explore opportunities to maximize shareholder value.

  Since May 1996, the Company has from time to time received unsolicited indications of interest in the acquisition of the Company or a business combination with the Company. In each case, the potential purchaser was unwilling to meet the Company's terms.

  In June 1999, Michael Clarke, President and Chief Executive Officer of Dyckerhoff, Inc., Parent's U.S. subsidiary, contacted William M. Troutman, President and Chief Executive Officer of the Company, regarding a possible acquisition of the Company by Parent. Mr. Troutman agreed to arrange a meeting with representatives of Parent to discuss the specifics of a proposed transaction.

  On June 22, 1999, Mr. Troutman and David W. Wallace, Chairman of the Company, met with Felix Pardo, Chairman of Dyckerhoff Inc. and Mr. Clarke. At the meeting, the Company indicated its required terms for a proposed transaction, including a $50.00 per Share price, and Mr. Pardo and Mr. Clarke informed Messrs. Wallace and Troutman that they might be able to make such an offer if warranted by Parent's due diligence.

  In June 1999, the Company met with another potential acquiror, who was advised that a transaction must be all cash at a price of at least $50 per Share for all Shares. This company was not interested in pursuing a transaction on those terms.

  On July 8, 1999, Parent signed a confidentiality agreement with the Company and during July 1999, Parent conducted business and legal due diligence with respect to the Company. The Company furnished to Parent detailed information concerning the Company's business and prospects.

  On July 30, 1999, Mr. Wallace and Mr. Pardo met again. Mr. Wallace repeated the $50.00 per Share minimum price, and Mr. Pardo indicated that Parent was still interested in pursuing the transaction. However, Mr. Pardo indicated at that time that Parent valued the Company at between $47.00 and $48.00 per share.

  In July 1999, the Company met with another potential acquiror, who was also advised that a transaction must be all cash at a price of at least $50 per Share for all Shares. This company was not interested in pursuing a transaction on those terms.

  On August 2, 3 and 4, 1999, representatives of Parent toured certain of the Company's facilities. On August 10, 11 and 12, 1999, representatives of Parent and Morgan Stanley met with senior management of the Company and representatives of Merrill Lynch & Co. ("Merrill Lynch") to conduct due diligence on the Company.

  On August 6, 1999 the Company formally engaged Merrill Lynch to serve as its financial advisor in connection with a potential acquisition of the Company by a third party.

  On August 13, 1999, Mr. Wallace advised Mr. Peter Steiner, Chief Financial Officer of the Parent, that a transaction had to value the Company at a price of at least $50.00 per Share, and requested Mr. Steiner to respond to the Company before its regularly scheduled Board meeting on August 19, 1999, if Purchaser remained interested in proceeding with the transaction at that price. On August 14, 1999, the Purchaser's counsel furnished drafts of the Merger Agreement and the Tender Agreement to the Company and its counsel. On August 17, 1999, Mr. Steiner advised Mr. Wallace that subject to the satisfactory conclusion of due diligence and the negotiation of an acceptable Merger Agreement, including provision for a mutually acceptable termination fee, Parent would proceed with the transaction at $50.00 per Share.

  On August 19, 1999, at its regularly scheduled meeting, the Board of Directors of the Company was advised of, and discussed the terms of, the proposed transaction and the status of the negotiations with Parent, and based upon the price indication, the Board authorized management to proceed.

  On August 24, 1999, Dr. Peter Rohde, Chairman of the Management Board of Parent, along with Mr. Steiner, Mr. Pardo and Mr. Clarke, met with Messrs. Wallace, Troutman, William E. Roberts, Vice President and Chief Financial Officer of the Company, and James W. Langham, Vice President and General Counsel of the Company. Dr. Rohde confirmed that Parent remained interested in acquiring the Company for $50.00 per Share, subject to the satisfactory completion of selected due diligence items and the negotiation of an acceptable Merger Agreement including the amount of the termination fee. Thereafter the parties negotiated the terms of the Merger Agreement and the Tender Agreement, including during meetings in Greenwich, Connecticut on August 24 and 25, 1999.

  On August 27, 1999, revised drafts of the Merger Agreement and the Tender Agreement were delivered to the Board of Directors of the Company.

  On September 1, 1999, the Company's Board of Directors held a meeting in Greenwich, Connecticut to consider the proposed transaction. Present were representatives of Merrill Lynch and counsel for the Company. The terms and conditions of the proposed Merger Agreement and Tender Agreements were discussed in detail. The reasons for the Merger described below under "Reasons for the Recommendation" were also discussed in detail. Merrill Lynch presented its financial analysis of the Offer and the Merger and stated that it was prepared to render its opinion that the proposed purchase price was fair from a financial point of view to the holders of the Shares and the Warrant holders.

  On September 2, 1999, the Company's Board of Directors met again to consider the proposed transaction. Merrill Lynch delivered its opinion to the effect that the proposed purchase price of $50.00 per Share and $81.25 per Warrant in cash in the Offer and the Merger are fair from a financial point of view to the holders of the Shares and the Warrants. At the meeting, the Company's Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and Warrant holders and recommended that stockholders and Warrant holders accept the Offer and tender their Securities pursuant to the Offer.

  On September 2, 1999, the Parent's Supervisory Board and Board of Managing Directors each approved the Merger Agreement and the Company, Parent and Purchaser executed the Merger Agreement, and Parent, the Company and certain of the Company's stockholders executed the Tender Agreement.

  On September 2, 1999, Parent and the Company also issued a joint press release announcing the transactions contemplated by the Merger Agreement.

  On September 3, 1999, Purchaser commenced the Offer.

  (b)(2) Reasons for the recommendation.

  In making its recommendations to the Company's stockholders and Warrant holders with respect to the Offer and the Merger, the Board considered a number of factors, the material ones being the following:

    (i) The familiarity of the Board with the financial condition, results of operations, competitive position, business and prospects of the Company (as reflected in the Company's historical and projected financial information), current economic and market conditions and the nature of the industry in which the Company operates.

    (ii) The historical market prices of, and recent trading activity in, the Securities, particularly the fact that the $50.00 per Share in cash and the $81.25 price per Warrant in cash to be paid in the Offer represents a premium of approximately 45% and 61% over the closing price of the Shares and the Warrants, respectively, on September 1, 1999, the last trading day prior to the public announcement on September 2, 1999 of the Merger Agreement, and a premium of approximately 39% and 51%, respectively, over the average closing prices for the 30 trading days ending on September 1, 1999.

    (iii) The presentation of Merrill Lynch, the Company's financial adviser, at the September 1, 1999 meeting of the Board of Directors and the written opinion of Merrill Lynch, dated September 2, 1999 to the effect that, as of such date and based upon and subject to certain matters in such opinion, the purchase price of $50.00 per Share and $81.25 per Warrant in the Offer and the Merger are fair from a financial point of view to the holders of the Shares and the Warrants. The full text of the written opinion of Merrill Lynch, dated September 2, 1999 which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is filed as Annex B and filed as an Exhibit hereto. Stockholders and Warrant holders are urged to read such opinion carefully in its entirety. The opinion of Merrill Lynch was presented for the information of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the consideration to be received by the holders of the Shares and the Warrants in the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder or Warrant holder as to whether to tender Shares or Warrants in the Offer.

    (iv) The fact that, unlike certain alternative transactions, the proposed structure of the transactions involves an immediate cash tender offer for all outstanding Securities to be followed by a merger for the same consideration, thereby enabling stockholders and Warrant holders to obtain cash for their Securities at the earliest possible time.

    (v) The other terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the terms of the Merger Agreement permit the Company to accept a superior offer if failure to do so would result in a breach of the Board's fiduciary duties to stockholders under applicable law, subject to paying a $42.25 million termination fee.

    (vi) The strategic fit between the companies, and the expected favorable impact on the Company's employees and other constituencies.

    (vii) The likelihood that the Offer and the Merger will be consummated, including a consideration of all the conditions to the Offer.

  The foregoing discussion of factors considered by the Board is not meant to be exhaustive but includes the material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that stockholders and Warrant holders tender their Securities pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

  THE FULL TEXT OF THE MERRILL LYNCH OPINION IS ATTACHED AS ANNEX B HERETO. STOCKHOLDERS AND WARRANT HOLDERS ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED PURSUANT TO THE MERGER AGREEMENT BY STOCKHOLDERS AND WARRANT HOLDERS IN THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT ANY STOCKHOLDER OR WARRANT HOLDER SHOULD TENDER HIS, HER OR ITS SECURITIES IN THE OFFER OR WHETHER ANY STOCKHOLDER SHOULD SEEK APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Merrill Lynch Engagement. The Company has retained Merrill Lynch to render financial advisory services to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated August 6, 1999, the Company has agreed to pay Merrill Lynch a fee of approximately $6.7 million, payable upon consummation of the Offer.

  The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with their engagement including liabilities under the federal securities laws.

  Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Other than as described in the next paragraph, there have been no transactions in the Securities during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

  The Company, in accordance with its long-standing stock repurchase program, purchased 128,600 Shares and 4,000 Warrants during July 1999 in the open market at an average price of $38.07 per Share and $56.44 per Warrant. Such purchases were halted on July 30, 1999 when, after their initial due diligence, representatives of the Purchaser indicated their willingness to meet the Company's $50 per Share price demand.

  (b) Each of Roger J. Campbell, William J. Caso, Thomas S. Hoelle, James W. Langham, Harry M. Philip and William E. Roberts, each of whom is an officer of the Company, is a party to the Tender Agreement, pursuant to which each such person has agreed to tender all of his Securities into the Offer upon the terms and subject to the conditions set forth in the Tender Agreement. See
Item 3(b) of this Schedule 14D-9, which is incorporated by reference into this
Item 6(b).

  To the best of the Company's knowledge, each of the Company's other executive officers and directors intends to tender all Securities over which he has sole dispositive power into the Offer except if such tender would subject such person to liability under Section 16(b) of the Exchange Act.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(b) and Item 4 of this Schedule 14D-9, which Items are hereby incorporated by reference into this Item 7(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7, except that the Board of Directors of the Company has adopted resolutions (i) approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, determining that the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and Warrant holders and recommending that stockholders and Warrant holders accept the Offer and tender their

Securities pursuant to the Offer; and (ii) exempting Parent and Purchaser from the operation of Section 203 of the DGCL as a result of their entering into the Merger Agreement and the Tender Agreement.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Reference is made to the Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule l4f-1 thereunder, which is attached as Annex A and filed as an Exhibit hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

   Exhibit 1 Form of Offer to Purchase, dated September 3, 1999 (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1).*
   Exhibit 2  Form of Letter of Transmittal to Tender Shares of Common Stock
              (incorporated by reference to Exhibit (a)(2) to the Schedule
              14D-1).*
   Exhibit 3  Form of Letter of Transmittal to Tender Warrants to purchase
              Common Stock (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-1).*
   Exhibit 4  Letter to Stockholders of the Company, dated September 3, 1999.*
   Exhibit 5  Opinion of Merrill Lynch dated September 2, 1999. (Annex B to the
              Schedule 14D-9).*
   Exhibit 6 Agreement and Plan of Merger, dated as of September 2, 1999, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).
   Exhibit 7  Tender Agreement, dated as of September 2, 1999, among Parent,
              Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).
   Exhibit 8  Confidentiality Agreement, dated July 8, 1999 between Parent,
              Dyckerhoff, Inc. and the Company (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).
   Exhibit 9 Joint Press Release, dated September 2, 1999 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1).
   Exhibit 10 Information Statement Pursuant to Section 14(f) of the Exchange
              Act and Rule l4f-1 thereunder (Annex A to the Schedule 14D-9).*
   Exhibit 11 Second Amended and Restated Employment Agreement, dated as of May
              1, 1998, between David W. Wallace and the Company (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
   Exhibit 12 Second Amended and Restated Employment Agreement, dated as of May
              1, 1998, between William M. Troutman and the Company
              (incorporated by reference to Exhibit 10.6 of the Company's
              Quarterly Report on Form 10-Q for the quarter ended June 30,
              1998).
   Exhibit 13 Form of "Change of Control" Agreement for certain executive officers of the Company (incorporated by reference to Exhibit
              10.10 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30 1998).
   Exhibit 14 Form of Amendment to the Form of "Change of Control" Agreement
              for certain executives officers of the Company.
   Exhibit 15 Amendment to Second Amended and Restated Employment Agreement,
              dated as of September 1, 1999, between William M. Troutman and the Company.

--------
* Included with Schedule 14D-9 mailed to stockholders and Warrant holders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1999

                                          LONE STAR INDUSTRIES, INC.

                                                  /s/ William M. Troutman
                                          By: _________________________________
                                            Name: William M. Troutman
                                            Title: President and Chief
                                            Executive Officer

                                                                        ANNEX A

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                     AND RULE 14F-1 PROMULGATED THEREUNDER

                               ----------------

                                    GENERAL

  This Information Statement is being mailed on or about September 3, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of Lone Star Industries, Inc. (the "Company"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to the Board. The Merger Agreement requires the Company, upon the acceptance for payment of and payment for any Securities by Purchaser pursuant to the Offer and upon request of Purchaser, to take certain action to cause the Purchaser Designees to be elected to the Board.

  The Offer commenced on September 3, 1999 and is scheduled to expire at 12:00 midnight, New York City time, on October 1, 1999, unless extended upon the terms set forth in the Offer to Purchase.

  The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

  THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

                       INFORMATION REGARDING THE SHARES

  The Shares constitute the only class of voting securities of the Company outstanding. As of September 1, 1999, there were 19,297,418 Shares outstanding. Each Share is entitled to one vote.

                     DESIGNATION OF DIRECTORS BY PURCHASER

  The Merger Agreement provides that, immediately upon the acceptance for payment of and payment for any Securities by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board equal to the product of (i) the total number of directors on the Board (after giving effect to the increase in the size of the Board pursuant to this paragraph) and (ii) the percentage that the number of votes represented by Shares beneficially owned by Purchaser and its affiliates (including Shares so accepted for payment and purchased and any Warrants so accepted for payment and purchased and converted by Purchaser into Shares) bears to the total number of votes represented by Shares then outstanding. The Company has agreed, upon the request of Parent, to use its best efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable persons designated by Parent to be elected or appointed to the Board and shall take all actions available to the Company to cause such designees to be so elected or appointed. The Company has also agreed, if requested by Parent, to take all action necessary to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (a) each committee (or similar body) of the Board, (b) each board of directors (or similar body) of each subsidiary of the Company and (c) each committee (or similar body) of each such board. From and after the time that the Parent Designees constitute a majority of the Board, any amendment or termination of the Merger Agreement by the Company, any extension of the time for the performance of any of the obligations of Parent or Purchaser thereunder, any waiver of any material condition to the Company's obligations thereunder or any of the Company's rights thereunder or other material action by the Company thereunder, may be effected only by the action of a majority of those directors of the Company then in office who were directors on the date of the Merger Agreement and who are not officers or affiliates of the Company, Parent or any of their respective subsidiaries.

  It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than October 1, 1999, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

  As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each of the Purchaser Designees.

                       CURRENT DIRECTORS OF THE COMPANY

  The members of the Board are classified into three classes, one of which is elected at each annual meeting of stockholders to hold office for a three-year term and until successors of such class have been elected and qualified. The names of the current directors of the Company, their ages, and certain other information about them are set forth below.

Term to Expire 2000 (Class I)

  Arthur B. Newman, 55, has been a director since 1994 and is a member of the Audit Committee of the Board. Since May 1991, he has been a senior managing director of The Blackstone Group L.L.C., a private investment banking firm. Mr. Newman is a director of Toys "R" Us, Inc.

  Allen E. Puckett, 80, has been a director since 1976 and is Chairman of the Audit Committee of the Board. Since April 1987, he has been Chairman Emeritus of Hughes Aircraft Company, a manufacturer of aerospace and missile systems, data processing systems and industrial electronics equipment. From 1978 to 1987, he was Chairman of the Board and Chief Executive Officer of Hughes Aircraft Company. Dr. Puckett is also a director of the University of Southern California, the Museum of Flying and the Center for Russian and Eurasian Studies.

  David W. Wallace, 75, has been a director since 1970 and has served as Chairman of the Board since January 1991. He is also Chairman of the Executive Committee of the Board. Mr. Wallace is a director of The Northstar Mutual Funds, a family of mutual funds, and The Emigrant Savings Bank.

Term to Expire 2001 (Class II)

  James E. Bacon, 68, has been a director since 1992 and is a member of the Executive, Audit and Compensation and Stock Option Committees of the Board. He is a private investor and consultant. From 1986 to 1990, he was Executive Vice President and a Director of United States Trust Company, a bank holding company, and a Trustee of United States Trust Company of New York. Mr. Bacon is a trustee of the funds advised by Nuveen Institutional Advisory Corp.

  William M. Troutman, 59, has been a director since 1992 and is a member of the Executive Committee of the Board. Since 1986, he has been President and, since May 1997, Chief Executive Officer of the Company.

Term to Expire 2002 (Class III)

  Theodore F. Brophy, 76, has been a director since 1992 and is a member of the Executive and Audit Committees of the Board. He has been a consultant and director of various companies. Until May 1988,

Mr. Brophy was Chairman and Chief Executive Officer of GTE Corporation, a telecommunications company. In 1988, he was Chairman, United States Delegation to the World Administrative Conference on Space Communications.

  Robert G. Schwartz, 71, has been a director since 1994 and is a member of the Executive and Compensation and Stock Option Committees of the Board. Mr. Schwartz retired as Chairman of the Board of Directors, President and Chief Executive Officer of the Metropolitan Life Insurance Company in 1993, having held these positions since 1989. He has continued as a director of the Metropolitan Life Insurance Company, and is also a director of COMSAT Corporation, Lowe's Companies, Inc., Mobil Corporation, Potlatch Corporation and The Reader's Digest Association, Inc., and a member of the Board of Trustees of the Consolidated Edison Company of New York. Mr. Schwartz is a member of the Business Council, a Trustee of the Committee for Economic Development and a director of the Horatio Alger Association of Distinguished Americans, Inc.

  Jack R. Wentworth, 71, has been a director since 1992 and is Chairman of the Compensation and Stock Option Committee of the Board. From 1984 to 1993, he was Dean of the Graduate School of Business, and is Arthur M. Weimer Professor Emeritus of Business Administration at Indiana University. Professor Wentworth is also a director of Kimball International, Inc. and Market Facts, Inc.

                       EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information regarding the executive officers of the Company.

          Name           Age Office and Year in which Individual First Became an Executive Officer
          ----           --- ---------------------------------------------------------------------
David W. Wallace........  75 Chairman of the Board (1991)
William M. Troutman.....  59 President and Chief Executive Officer (1983)
Roger J. Campbell.......  63 Vice President--Cement Operations (1986)
William J. Caso.........  55 Vice President--Taxes and Insurance (1994)
Thomas S. Hoelle........  47 Vice President--General Manager, Slag Operations
                             (1994)
Gerald F. Hyde, Jr......  56 Vice President--Personnel and Labor Relations
                             (1983)
James W. Langham........  39 Vice President, General Counsel and Secretary
                             (1995)
Harry M. Philip.........  50 Vice President--Cement Manufacturing (1994)
Michael W. Puckett......  54 Vice President--Cement Sales and Concrete
                             Operations (1985)
William E. Roberts......  59 Vice President, Chief Financial Officer, Controller
                             and Treasurer (1988)

  All of the executive officers' terms of office continue until the next annual meeting of the Company's stockholders and until their successors have been elected and qualified. All of the executive officers have been employed by the Company as an officer or in an executive capacity for more than five years, except for Mr. Langham, who for more than five years prior to joining the Company was an attorney in New York City.

                      MEETINGS OF THE BOARD OF DIRECTORS

  Five meetings of the Board, two meetings of the Audit Committee and three meetings of the Compensation and Stock Option Committee were held during the fiscal year ended December 31, 1998. Each director attended at least 75% of the aggregate number of meetings of the Board and committees on which he served.

              DIRECTORS' COMPENSATION AND CONSULTING ARRANGEMENTS

  All directors, other than Messrs. Wallace and Troutman, are compensated for their services pursuant to the Company's Voluntary Deferred Compensation Plan for Non-Employee Directors (the "Plan"). Under the Plan, non-employee directors receive an annual retainer fee of 800 shares of common stock, subject to adjustment in certain circumstances, and $10,000 in cash. These retainer fees are paid quarterly in arrears. The Plan permits non-employee directors to defer all or a part of the cash portion of their annual retainer fee in an interest-bearing account (an "Interest Account"). Interest is credited to the Interest Account at the prime rate, compounded monthly. The Plan also permits participants to defer receipt of all or a part of the common stock portion of their annual retainer fee in a stock equivalent account (the "Phantom Share Account"). The Phantom Share Account contains phantom units, each of which is equivalent in value to a share of common stock. Phantom units are credited with dividends which are reinvested in additional phantom units. In addition to these annual retainers, non-employee directors receive $1,000 for each board and board committee meeting attended and $2,500 annually for any board committee they chair. Each of the Directors, except for Messrs. Wallace and Troutman, is entitled to receive these benefits after his resignation following consummation of the Offer.

  Non-employee directors also are provided $100,000 of life insurance, and if they leave service as a director after having served a minimum of five years, are entitled to continued life insurance and they (or their estates) are entitled to annual payments of $15,000 for 10 years after the date they leave service (the "Director Deferred Compensation"). Having served as a director for more than five years prior to becoming an employee of the Company, Mr. Wallace is entitled to the Director Deferred Compensation and the continuation of his life insurance. Each of the Directors, except for Mr. Troutman, is entitled to receive these benefits after his resignation following consummation of the Offer.

  The Company's Directors Stock Option Plan provides for the grant to non-employee directors of options to purchase up to 100,000 shares of common stock, subject to adjustment under certain circumstances. Under this plan, each non-employee director annually is granted a ten-year option to purchase 2,000 shares of common stock at an exercise price equal to the fair market value of a share of common stock on the date of grant. All such options vest six months from the date of grant. The plan is administered by the Board and expires on March 10, 2004.

                     COMMITTEES OF THE BOARD OF DIRECTORS

  The Board has standing Audit, Compensation and Stock Option and Executive Committees.

  The Audit Committee currently consists of Messrs. Bacon, Brophy, Newman and Puckett. The Audit Committee recommends the principal auditors of the Company, consults with the principal auditors with regard to the plan of audit, reviews the report of audit and the accompanying management letter, consults with the principal auditors with regard to the adequacy of internal controls, and consults with the Company's internal auditor on these matters.

  The Compensation and Stock Option Committee currently consists of Messrs. Bacon, Schwartz and Wentworth. The Compensation and Stock Option Committee approves compensation arrangements for senior management, approves and recommends to the Board the adoption of any compensation plans in which officers and directors are eligible to participate, and grants stock options and other benefits under these plans.

  The Executive Committee currently consists of Messrs. Bacon, Brophy, Troutman, Schwartz and Wallace. The Executive Committee is empowered to exercise all of the authority of the Board, except that it does not have the power to rescind any action previously taken by the Board or to take certain actions enumerated in the Company's by-laws (such as amending the Company's certificate of incorporation, changing the Company's dividend policy or adopting an agreement of merger or consolidation).

  The Company has no Nominating Committee or other committee of the Board performing a similar function.

                REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

General Philosophy

  The Company's general philosophy for the compensation of its executives is based on the premise that levels and types of compensation should be established to support the Company's business strategy and long-term development and to enhance stockholder value. Such compensation must also be competitive with that offered by comparable companies in order to attract, retain and reward executives capable of achieving those objectives.

  When the Compensation and Stock Option Committee considers executive compensation it is guided by the experience of the executive involved, future initiatives for and challenges to the Company, the executive's expected contribution to the Company's performance and compensation arrangements in businesses similar to that of the Company. The Committee believes that a significant portion of a senior executive's compensation should be dependent on value created for the stockholders. Performance bonuses as well as options and other stock ownership programs are excellent vehicles to accomplish this by tying an executive's interests directly to the stockholders' interests.

  If appropriate in the judgment of the Committee, recommendations of a compensation consulting firm are sought in connection with the determination of executive compensation. The Committee considers annually the compensation of the Company executives and held two meetings in 1998.

Base Salary

  In 1998, the base salaries of the named executive officers were increased four percent. In setting these salaries, the Committee remains cognizant of the Company's continuing efforts to manage costs, the cyclical nature of the Company's business and the need to recognize the contribution of these individuals. The Company anticipates that it will continue to emphasize incentive compensation rather than change salary structures significantly. In setting salaries no particular formulas or measures were used.

Bonuses

  The Company has an Executive Incentive Plan. This Plan provides for bonuses to be paid in an amount equal to certain percentages of salary determined from formulas tied to various earnings benchmarks. The maximum bonus under the plan is 100% of base salary. All such benchmarks were exceeded in 1998, and each of the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers") received the maximum bonus.

Stock Options

  The Company has two option plans, and under the first plan implemented in 1994, all 1,400,000 shares have been granted and as of August 31, 1999 all but 238,500 of the options have been exercised. The second option plan was approved by the board of directors and stockholders in 1996 and covers options to purchase, and/or stock appreciation rights that may be exercised with respect to, 3,000,000 shares of common stock. No grants of options or SARs have been or will be made, and the Committee has not made any determination of which executives and managers will receive grants, or the amounts of the grants.

General

  The Committee believes that the Company has an appropriate and competitive compensation program comprised of a sound base salary structure combined with effective long- and short-term incentives.

  No member of the Committee is a former or current executive officer or employee of the Company or of any of its subsidiaries.

                                          James E. Bacon
                                          Robert G. Schwartz
                                          Jack R. Wentworth, Chairman

  The following compensation information for the period ending December 31, 1998 has not been updated to reflect the effect of subsequent events, including, but not limited to, the Merger Agreement.

                          SUMMARY COMPENSATION TABLE

  The following table sets forth information concerning the compensation of the Named Executive Officers for the most recent three fiscal years.

                                                                     Long Term Compensation
                                                                  -----------------------------
                                        Annual Compensation              Awards         Payouts
                                  ------------------------------- --------------------- -------
            (a)              (b)    (c)       (d)        (e)         (f)        (g)       (h)       (i)
            ---              ---    ---       ---        ---         ---        ---       ---       ---
                                                                             Securities
                                                     Other Annual Restricted Underlying          All Other
                                                     Compensation   Stock     Options/   LTIP   Compensation
Name and Principal Position  Year  Salary  Bonus (1)     (2)       Award(s)     SARs    Payouts     (3)
---------------------------  ---- -------- --------- ------------ ---------- ---------- ------- ------------
David W. Wallace........     1998 $213,500 $210,000                                               $ 28,071
 Chairman of the Board       1997  204,166  200,000                                                 27,019
                             1996  170,833   75,000                                                465,489
William M. Troutman.....     1998  406,667  400,000      --          --         --        --        19,630
 President and Chief         1997  382,788  350,000      --          --         --        --        88,134
 Executive Officer           1996  306,250  137,500      --          --         --        --       477,948
Roger J. Campbell.......     1998  193,167  190,000      --          --         --        --        13,686
 Vice President --           1997  187,083  185,000      --          --         --        --        13,660
 Cement Operations           1996  176,250   85,000      --          --         --        --        65,909
Michael W. Puckett......     1998  183,000  180,000      --          --         --        --        11,842
 Vice President--Cement      1997  177,083  175,000      --          --         --        --        12,231
 Sales and Concrete
  Operations                 1996  166,250   80,000      --          --         --        --        33,339
William E. Roberts......     1998  188,083  185,000      --          --         --        --        10,833
 Vice President, Chief       1997  179,166  175,000      --          --         --        --        10,319
 Financial Officer,
  Controller                 1996  166,250   80,000      --          --         --        --       384,282
 and Treasurer

--------
(1) Bonuses under the Company's Executive Incentive Plan are paid during the first quarter of the year following the year for which the bonuses are earned.
(2) Perquisites and other personal benefits were less than either $50,000 or 10% of the total annual salary and bonus for 1996, 1997 and 1998 for each of the named executive officers.
(3) Other compensation in 1996 consisted principally of (i) a one-time nonrecurring payment by Rosebud Holdings, Inc., the Company's liquidating subsidiary, under the Rosebud Incentive Plan, which was established with the approval of the Company's creditors and the bankruptcy court in connection with the Company's emergence from bankruptcy in 1994; (ii) one-time premium payments to insurance companies for fully paid policies covering litigation costs, if any, that may arise in connection with enforcing change of control agreements previously entered into with executives as described below; and (iii) in the case of Messrs. Wallace and Troutman, one-time premium payments to insurance companies for fully paid policies covering the costs of certain retiree medical and life insurance benefits previously granted to the executives as described below in the event that the Company fails to provide such benefits following a change of control, together with payments to Messrs. Wallace and Troutman for the taxes paid on the noncash compensation represented by these premiums. Additional components of Other Compensation include (a) Company contributions under the Savings Plan for Salaried Employees; (b) Company contributions under the Employees Stock Purchase Plan; (c) group term life insurance premiums; and (d) in 1997, relocation costs reimbursed to Mr. Troutman.

                     OPTION GRANTS DURING LAST FISCAL YEAR

  No stock options or stock appreciation rights were granted during the fiscal year ended December 31, 1998.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

  The following table sets forth information concerning stock options exercised in the fiscal year ended December 31, 1998, including the "value realized" upon exercise (the difference between the exercise price of the shares acquired and the market value at the date of exercise), and the value of the unexercised "in-the-money" options held at December 31, 1998 (the difference between the exercise price of all such options held and the market value of the shares covered by such options at December 31, 1998).

                                                      Numbers of Shares       Value of Unexercised
                                                   Underlying Unexercised         In-the-Money
                           Shares                      Options Held at           Options Held at
                          Acquired                    December 31, 1998     December 31, 1998 ($) (1)
                         on Exercise    Value     ------------------------- -------------------------
          Name               (#)     Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ------------ ----------- ------------- ----------- -------------
David W. Wallace........      --           --           --         --              --        --
William M. Troutman.....      --           --       100,000        --        2,912,250       --
Roger J. Campbell.......      --           --           --         --              --        --
Michael W. Puckett......      --           --           --         --              --        --
William E. Roberts......    1,600       43,800       41,400        --        1,205,670       --

--------
(1) The closing price of a share of common stock on the New York Stock Exchange for the last trading day of 1998 was $36.81.

                             PENSION ARRANGEMENTS

  The following table shows the estimated annual benefit payable upon retirement to persons in specified compensation and years of credited service classifications under the Company's Salaried Employees' Pension Plan and Supplemental Executive Retirement Plan ("SERP"):

                 Estimated Annual Pension Benefit Payable at Normal Retirement
                       Assuming the Following Years of Credited Service
Average Annual  ---------------------------------------------------------------
 Compensation      10        15         20         25         30         35
--------------  ------------------------------ ---------- ---------- ----------
$125,000        $  17,700 $  26,500 $   35,300 $   44,100 $   53,000 $   62,200
 150,000           21,700    32,500     43,300     54,200     65,000     76,200
 175,000           25,700    38,500     51,400     64,200     77,000     90,300
 200,000           29,700    44,500     59,400     74,200     89,100    104,300
 250,000           37,700    56,600     75,500     94,300    113,200    132,400
 300,000           45,800    68,600     91,500    114,400    137,300    160,500
 350,000           53,800    80,700    107,600    134,500    161,300    188,600
 400,000           61,800    92,700    123,600    154,500    185,400    216,700

  The compensation covered by the qualified plan includes base pay, subject to ERISA limitations of $228,860 for 1992, $235,840 for 1993, and $150,000 for
1994 through 1996 and $160,000 for 1997 and later years. The compensation covered by the supplemental executive retirement plan includes base pay plus bonuses with no limitation.

  The years of credited service for David W. Wallace, William M. Troutman, Roger J. Campbell, Michael W. Puckett and William E. Roberts are 8, 16, 13, 29 and 24, respectively. Mr. Troutman is not a participant in the supplemental executive retirement plan.

  The qualified plan benefits are payable for the lifetime of the individuals, while the supplemental benefits are payable as a lump sum. The benefits shown are payable without reduction at age 62 or later, and are not subject to any deductions or offsets. However, ERISA currently limits benefits payable at age 65 to $118,800 for 1994, $120,000 for 1995 and 1996, $125,000 for 1997 and
$130,000 for 1998.

                             EMPLOYMENT AGREEMENTS

  The Company has employment agreements with each of David W. Wallace and William M. Troutman. Pursuant to their respective agreements, Mr. Wallace is Chairman of the Company at an annual salary of approximately $227,000, and Mr. Troutman is President and Chief Executive Officer of the Company at an annual salary of approximately $433,000. The initial term of each of these employment agreements runs through June 30, 2000 and, thereafter, renews for successive two-year terms unless terminated at the end of the then current term by either the Company or the executive on at least six months prior notice (in which case, if terminated by the Company, the executive receives one year's salary as severance pay and receives medical and certain other benefits during this one-year period). Upon a "change in control", as defined in their agreements, each of Messrs. Wallace and Troutman may terminate his employment and receive severance pay equal to two and one-half years' salary and receive medical and certain other benefits during this severance period. These termination payments will be "grossed up" to reimburse the executive for any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, (the "Code"). The consummation of the Offer will constitute a "change in control" under the employment agreements of Messrs. Wallace and Troutman and each of Messrs. Wallace and Troutman has indicated his intention to terminate his employment following consummation of the Offer. Upon consummation of the Offer, the Company will be obligated to fund certain grantor trusts and will purchase an annuity to fulfill its financial obligations under the agreements.

  After the termination of his employment following consummation of the Offer, Mr. Troutman will be entitled to receive annual retirement payments of $430,903 commencing 30 months after such termination. These payments will be reduced by the sum of the annual retirement benefits paid to him pursuant to the Salaried Employees Pension Plan. These payments will be paid under an annuity purchased by the Company in 1989 and another annuity which the Company will be required to purchase shortly after the consummation of the Offer. Upon his death, the retirement benefits will be paid to his spouse until her death. Mr. Troutman's employment agreement was amended on September 1, 1999 to provide clarification as to the calculation of his annual retirement payments. The amendment is filed as an Exhibit to Schedule 14D-9.

  Upon retirement, Messrs. Wallace and Troutman, and their respective spouses, will be entitled to full payment for certain medical services and expenses pursuant to agreements between each of them and the Company. These medical benefit payments are to be reduced by an annual deductible per insured of $1,000 prior to age 65 and $750 thereafter, with benefit payments coordinated with medicare and with a lifetime benefit limit to each person of $1.0 million. Upon retirement, the Company also will provide Messrs. Wallace and Troutman retiree life insurance on the same basis as that presently in effect for the Company's salaried retirees.

  The Company has entered into change of control agreements with each of its executive officers other than Messrs. Wallace and Troutman (the "COC Agreements"). The consummation of the Offer will constitute a "change of control" under the COC Agreements. Pursuant to the COC Agreements, in the event his employment is not continued on a substantially equivalent basis for a year following a change of control, or if for any reason he or the Company terminates his employment during a thirty-day period commencing on the first anniversary of the change of control, the officer is entitled to severance pay equal to two and one-half years' base salary and to medical and certain other benefits for this two and one-half year period. From and after a change of control, the Company is required to provide these executives (if they are eligible after taking into consideration the two and one-half year termination period) retiree life insurance and medical benefits at least as favorable as under the Company's current executive retiree medical insurance and retiree life insurance program.

  Upon consummation of the Offer, the Named Executive Officers also are entitled to a bonus equal to 100% of their then base salary under the Company's Executive Incentive Plan and, except for Mr. Troutman, to certain pension benefits under the SERP. The termination payments under the COC Agreements will be "grossed up" to reimburse the executive for any excise tax imposed by Section 4999 of the Code.

  The COC Agreements have been recently amended to provide clarification that:
(i) the termination date of the COC Agreements will not affect benefits or other obligations on the part of the Company arising from a change in control prior to such date and (ii) if the Company's pension plans are terminated or canceled after September 1, 1999 certain obligations to make payments in respect of the severance period under such plans will be calculated as if such termination or cancelation did not occur. The amendment to the COC agreements is filed as an Exhibit to Schedule 14D-9.

  In connection with the Offer and the Merger, Mr. Troutman has agreed to remain on the Board for one year beginning on the Effective Date of the Merger. Mr. Troutman will be obligated to attend four meetings of the Board and he will receive a payment of $2,000 per meeting as well as reimbursement of his out-of-pocket expenses. The agreement also provides for indemnification of Mr. Troutman as a director of the Company to the full extent permissible by law.

             SECTION 16A BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the reports, during the fiscal year ended December 31, 1998, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table presents certain information regarding the beneficial ownership of common stock at September 1, 1999 provided to the Company by (a) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock, (b) each director, (c) each executive officer named in the Summary Compensation Table, and (d) all directors and executive officers as a group. The addresses of Messrs. Bacon, Brophy, Newman, A. Puckett, Schwartz, Troutman, Wallace, Wentworth, Campbell,
M. Puckett and Roberts are c/o Lone Star Industries, Inc., 300 First Stamford Place, Stamford, CT 06912-0014.

                                                 Amount and
                                            Nature of Beneficial Percentage of
Name and Address of Beneficial Owners            Ownership       Ownership(1)
-------------------------------------       -------------------- -------------
FMR Corp. and Affiliates
 82 Devonshire Street
 Boston, Massachusetts 02109...............      2,868,400(2)        14.9%
James E. Bacon.............................         16,198(3)           *
Theodore F. Brophy.........................         18,000(3)           *
Arthur B. Newman...........................         22,000(3)           *
Allen E. Puckett...........................         14,798(3)           *
Robert G. Schwartz.........................         20,000(3)           *
William M. Troutman........................        112,362(4)           *
David W. Wallace...........................      1,383,142(5)         7.2
Jack R. Wentworth..........................         12,266(3)           *
Roger J. Campbell..........................          3,826              *
Michael W. Puckett.........................          5,362              *
William E. Roberts.........................         81,458(3)           *
All directors and executive officers as a
 group (16 persons)........................      1,827,816(6)         9.5

--------
 * Represents less than 1% of the outstanding shares of common stock.
(1) Applicable percentage ownership is based on 19,297,418 shares of Common Stock outstanding as of September 1, 1999. The percentage of outstanding shares of common stock calculation assumes for each beneficial owner that all of the options and warrants that are exercisable within 60 days of September 1, 1999 beneficially owned by such person or entity are exercised in full by such beneficial owner and that no other options or warrants are exercised by any other stockholders. No numbers in this table reflect purchases of Common Stock through the Company's Employee Stock Purchase Plan during 1999.
(2) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. ("FMR"), as investment advisor to various investment companies and as sub-advisor to a trust, beneficially owns an aggregate of 1,583,400 of these shares. A bank subsidiary of FMR beneficially owns 1,241,400 of these shares as a result of its serving as investment manager for certain institutional accounts. Members of a family, including Edward C. Johnson 3d, the Chairman of FMR, and Abigail Johnson, a director of FMR, through their stockholdings and a voting agreement, may be deemed a controlling group with respect to FMR. A former subsidiary of FMR, Fidelity International Limited ("FIL"), of which Mr. Johnson and members of his family are significant stockholders, beneficially owns 131,800 shares, of which 88,200 are included in the foregoing numbers as beneficially held by FMR. FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934. The information contained herein is derived from a Schedule 13G dated February 1, 1999.
(3) Includes shares of common stock which the directors and executive officers had the right to acquire through the exercise of warrants held by them as follows: James E. Bacon--166 shares; Allen E. Puckett--826 shares; William
    M. Troutman--1,076 shares; Jack R. Wentworth--66 shares; Also includes shares of common stock underlying exercisable options, as follows: James
    E. Bacon--12,000 shares; Theodore F. Brophy--12,000 shares; Arthur B. Newman--12,000 shares; Allen E. Puckett--12,000 shares; Robert G. Schwartz--12,000 shares; William M. Troutman--100,000 shares; Jack R. Wentworth--12,000 shares; and William E. Roberts--38,500 shares.

(4) Excludes 200 shares of common stock held by Mr. Troutman's son, as to which shares he disclaims beneficial ownership.
(5) Excludes 197,196 shares of common stock held by Mr. Wallace's wife. Includes 1,234,000 shares of common stock held by The Robert R. Young Foundation, a charitable foundation (the "Foundation"). Mr. Wallace is an officer and trustee of the Foundation, but has no pecuniary interest in, and receives no compensation, expense reimbursement or other monies from, the Foundation. He disclaims beneficial ownership of all shares held by his wife and the Foundation.
(6) Includes or excludes, as the case may be, shares of common stock as indicated in the preceding footnotes. With respect to the executive officers not named above, (i) includes 26 shares of common stock issuable upon exercise of warrants and 100,000 shares of common stock underlying exercisable options and (ii) excludes an aggregate of 1,002 shares of common stock, and warrants to purchase 10 shares, held by the wives of two such officers, as to which shares beneficial ownership is disclaimed by such officers.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company and Metropolitan Life Insurance Company and its affiliate, Metropolitan Insurance and Annuity Company (together, "Met Life") are parties to a registration rights agreement pursuant to which the Company has registered Company securities held by Met Life. Pursuant to this agreement, the Company is obligated to pay all expenses incident to the registration, offering and sale of the securities offered to the public, other than underwriting commissions, and to indemnify these parties against certain civil liabilities, including liabilities under the Securities Act of 1933. In late 1998, Met Life sold in an underwritten public offering 4.6 million shares of the Company's common stock, resulting in Met Life's no longer being a five percent stockholder. Expenses from such offering paid by the Company approximated $350,000. In connection with the offering, the Company purchased from Met Life 135,000 warrants to purchase 270,000 shares of common stock at a price per warrant of $46.97, which price was below the then trading price of the warrants and was calculated so as to result in Met Life's receiving the amount which it would have received, net of underwriting discounts, if it had exercised the warrants and sold the stock in the offering.

  On August 28, 1998, the Company purchased 800,000 shares of common stock from J. Allan Mactier, a five percent stockholder, at a price of $32.875 per share, a price which reflected the then trading price of the common stock.

  Met Life provides various services in connection with the Company's sponsorship and administration of its salaried and hourly employee 401(k) savings plans and holds the $50 million principal amount of the Company's 7.31% Senior Notes due 2007.

                                                                     SCHEDULE I

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and executive officers of Parent or its affiliates promptly upon the purchase by the Purchaser of a majority of the outstanding Securities on a fully diluted basis pursuant to the Offer. The information contained herein concerning Parent and its directors and executive officers and those of its affiliates has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. Except as noted, none of the persons listed below owns any Securities or has engaged in any transactions with respect to Securities during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation or such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) based on information provided to the Company by Parent, to the best of Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission" or "SEC"), except as may be disclosed herein or in the Schedule 14D-9. All of the individuals listed below are citizens of Germany, except for Mr. Pardo, who is a citizen of the United States, and Mr. Bravard, who is a citizen of France. The business address of each such person is Dyckerhoff AG, Biebricher, Sta(Beta)e 69, 65203 Wiesbaden, Germany, except for Mr. Pardo whose business address is Dyckerhoff, Inc., Ten Post Office Square South, Boston, Massachusetts 02109.

                                   Present Principal Occupation or Employment
Name                        Age         and Five-Year Employment History
----                        --- ------------------------------------------------
Alexander Rontgen..........  41 Managing Director of Dyckerhoff Zement
                                International GmbH since 1999; Area Manager of
                                ABB AG from 1998 to 1999; Managing Director of
                                ABB PK Pvt. Ltd. from 1995 to 1998; Manager of
                                Business Development of ABB AG from 1993 to 1994
Philipp Magel..............  62 Member of Board of Managing Directors of
                                Dyckerhoff AG since 1992; Director of
                                Dyckerhoff, Inc. since 1992.
Peter Steiner..............  40 Member of Board of Managing Directors of
                                Dyckerhoff AG since 1998; former Member of the
                                Board of Managing Directors of SUBA Bau AG.
Felix Pardo................  62 Director of Dyckerhoff, Inc. since 1997;
                                Chairman of Dyckerhoff, Inc. since 1998;
                                President and Chief Executive Officer of Phillip
                                Services Inc. in 1998; President and Chief
                                Executive Officer of Ruhr-American Coal Corp.
                                from 1992 to 1998; Director of Glens Falls
                                Cement Co., Inc. since 1996.
Joel Bravard...............  45 Director of Dyckerhoff, Inc. since 1997; Member of the Board of Managing Directors of Dyckerhoff
                                Zement International GmbH since 1997; Director
                                of Ciments Francais from 1994 to 1997.

  Any other officer of Parent or Purchaser listed in Schedule I to the Offer to Purchase dated September 3, 1999, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and Purchaser may also be designated by Purchaser as a Purchaser Designee.

                                                                         ANNEX B


[LOGO OF MERRILL LYNCH LETTER HEAD APPEARS HERE]

                                       September 2, 1999

Board of Directors
Lone Star Industries, Inc.
300 First Stamford Place
Stamford, CT 06912

Members of the Board of Directors:

  Lone Star Industries, Inc. (the "Company"), Dyckerhoff AG (the "Acquiror") and Level Acquisition Corp., a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which (i) the Acquiror and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $1.00 per share (the "Company Shares") for $50.00 per share, net to the seller in cash, and all outstanding warrants (the "Warrants", each such Warrant representing the right to purchase two Company Shares and, together with the Company Shares, the "Company Securities") issued pursuant to the warrant agreement, dated as of April 13, 1994, between the Company and Chemical Bank, as Warrant Agent (the "Warrant Agreement"), at $81.25 per Warrant, net to the seller in cash and (ii) Acquisition Sub would be merged with the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter's rights have been perfected, would be converted into the right to receive $50.00 per Company Share in cash. The Tender Offer and the Merger, taken together, are referred to as the "Transaction." Warrants not tendered pursuant to the Tender Offer will be unaffected by the Merger and, upon their subsequent exercise, the holders thereof will receive two shares of common stock in the surviving corporation, except that if Acquisition Sub is the surviving corporation in the Merger, then, upon subsequent exercise of the Warrants, the holders thereof will receive $100.00 per Warrant in cash.

  You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Company Securities pursuant to the Transaction is fair from a financial point of view to such holders, other than the Acquiror and its affiliates.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  (7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8) Reviewed the financial terms of the Warrant Agreement;

  (9) Reviewed a draft dated August 30, 1999 of the Agreement; and

  (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

  In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

  We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder or warrantholder as to whether such shareholder or warrantholder should tender any Company Shares or Warrants pursuant to the Tender Offer.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of the Company Securities pursuant to the Transaction is fair from a financial point of view to the holders of such Securities, other than the Acquiror and its affiliates.

                                          Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

                                      B-2